

March 13, 2025

Kenneth S. Mantel
Partner, Olshan Frome Wolosky LLP
Phillips 66
1325 Avenue of the Americas
New York, NY 10019

> **Re: Phillips 66**
> **PREC14A filed March 4, 2025**
> **Filed by Elliott Investment Management L.P. et al.**
> **File No. 001-35349**

Dear Kenneth S. Mantel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 4, 2025

Questions and Answers Relating to This Proxy Solicitation, page 7

1. Please reconcile the disclosure regarding "ABSTAIN" votes on page 10 with the disclosure regarding the effect of abstentions on pages 11, 39, and 41.

Reasons for the Solicitation, page 21

2. Please provide corresponding disclosure for footnotes 1 and 2 that appear in the table at the top of page 22.

3. In footnote 2 to the graphic that appears at the top of page 24, we note the reference to "slide 49 in the appendix." It is unclear what this relates to. Please revise, or advise.

Proposal No. 1, Election of Directors, page 28

4. We note the following disclosure on page 28: "We intend to provide the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-

19(a)(1) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company's nominees." Please advise as to why this is phrased as an intention, particularly in light of the fact that, via the statements made in your preliminary proxy statement, it appears that you may have satisfied the notice requirement set out in Rule 14a-19(a)(1). In addition, please define "Universal Proxy Rules," or revise so as not to use a capitalized term.

Proposal No. 5, Advisory Vote on Annual Election Policy, page 42

5.   Please revise your disclosure in this section to address the legal risk the Company may face if it attempts to adopt the annual election policy, which appears potentially to run counter to the Company's Charter and Bylaws, in particular the following Charter provision: "[t]he affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the Voting Stock shall be required to alter, amend or *adopt any provision inconsistent with* or repeal … Article FIFTH [i.e., the article that requires the staggered board]" (emphasis added).

6.   We note that the proposal seeks adoption of a policy that would "require" incumbent directors to deliver to the Board a letter of resignation. However, your disclosure also includes the following statement, which would appear to conflict with the foregoing: "If a director with a term not set to expire at the next annual meeting does not deliver a resignation in accordance with the policy, they would not be subject to election at the next annual meeting and would continue to serve on the Board until their term expires and their successor is duly elected, or their earlier resignation or removal." Please revise, or advise.

General

7.   On the proxy card, for the first proposal, please provide space for the Company Nominees, even if the identities of such nominees are not known or fully known at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions